Mail Stop 4561
Via fax (571) 382-1001

April 15, 2008

Ronald L. Rossetti
Chief Executive Officer
Tier Technologies, Inc.
10780 Parkridge Boulevard, 4th floor
Reston, VA 20191

      Re: Tier Technologies, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2007
               Filed on December 14, 2007
               File no. 000-23195

Dear Mr. Rossetti:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Kathleen Collins
                            Accounting Branch Chief